



SECURITI   02021083   ISSION

ℒ 9-26

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 / ⅀ 2 0 /

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED SEP 1 8 2002

REPORT FOR THE PERIOD BEGINNING 8/1/2001   AND ENDING 7/31/2002

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vail Securities Investment, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

232 West Meadow Drive

(No. and Street)

Vail   Colorado   81657

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael N. Jenkins, CA, CPA   McMahan & Associates, LLC   (970) 845-8800

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McMahan and Associates, LLC

(Name — if individual, state last, first, middle name)

100 W. Beaver Creek Blvd., #222, PO Box 5850, Avon, CO 81620

(Address)   (City)   (State)

CHECK

X Accountant

    nt

    resident in United States or any of its possessions.

3A 003653 VAIL SECURITIES INVESTMENT, INC. MERVYN LAPIN, PRESIDENT 232 WEST MEADOW DRIVE VAIL, CO 81657-5079

PROCESSED

OCT 2 5 2002

Ᵽ THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __Merv Lapin_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Vail Securities investment, Inc._____ , as of __July 31, 2002_____ , 20_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature
President

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Vail Securities Investment, Inc.
Vail, Colorado
July 31, 2002

Table of Contents



McMAHAN AND ASSOCIATES, L.L.C.

Certified Public Accountants and Consultants

SUITE 222/AVON CENTER
100 WEST BEAVER CREEK BLVD.
P.O. BOX 5850 AVON, CO 81620

WEB SITE: WWW.MCMAHANCPA.COM
TELEPHONE: (970) 845-8800
FACSIMILE: (970) 845-0851
E-MAIL: MCMAHAN@MCMAHANCPA.COM

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Vail Securities Investment, Inc.
Vail, Colorado

We have audited the accompanying statement of financial condition of Vail Securities Investment, Inc. as of July 31, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Vail Securities Investment, Inc. as of July 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 8 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McMahan and Associates, LLC.

McMahan and Associates, L.L.C.
August 27, 2002

Performing services throughout Colorado

D. Jerry McMahan, C.P.A.
Paul J. Backes, C.P.A.

Daniel R. Cudahy, C.P.A.
Michael N. Jenkins, C.A., C.P.A.

Members: American Institute of Certified Public Accountants/Colorado Society of Certified Public Accountants

Vail Securities Investment, Inc.
Statement of Financial Condition
July 31, 2002

	Allowable in Capital Computation	Non-Allowable in Capital Computation	Total
Assets:			
Cash in banks and short-term funds	528,506	-	528,506
Due from clearing account -			
Commissions receivable	36,889	-	36,889
Due from shareholder	-	270,148	270,148
Deposit	25,000	-	25,000
Securities, not readily marketable - at cost	-	94,300	94,300
Total Assets	590,395	364,448	954,843

	Aggregate Equity	Non-Aggregate Equity	Total
Liabilities and Stockholder's Equity:			
Liabilities:			
Accounts payable	19,355	-	19,355
Total Liabilities	19,355	-	19,355
Stockholder's Equity (Note 4 and Page 4):			
Common stock without par value -			
50,000 shares authorized, 110 shares			
issued and outstanding	212,494	-	212,494
Paid-in capital	350,000	-	350,000
Retained earnings	372,994	-	372,994
Total Stockholder's Equity	935,488	-	935,488
Total Liabilities and Stockholder's Equity	954,843	-	954,843

The accompanying notes are an integral part of these financial statements.

Vail Securities Investment, Inc.
Statement of Income
Year Ended July 31, 2002

Income:

Commissions	627,365
Interest	6,360
Total Income	633,725

Expenses:

Commissions	493,036
Communications	4,788
Promotional costs	58,282
Regulatory fees and expenses	63,168
Clerical and administrative expenses	1,384
Other operating expenses	11,582
Total Expenses	632,240

Income before Income Taxes	1,485
Income taxes	1,379
Net Income	106
Income per share of common stock (Note 5)	1

The accompanying notes are an integral part of thes financial statements.

Vail Securities Investment, Inc.
Statement of Changes in Stockholder's Equity
Year Ended July 31, 2002

	Paid-In Capital	Common Stock	Retained Earnings
Balance, July 31, 2001	350,000	212,494	372,888
Net income for year ended July 31, 2002	-	-	106
Balance July 31, 2002	350,000	212,494	372,994

The accompanying notes are an integral part of these financial statements.

Vail Securities Investment, Inc.
Statement of Cash Flows
Year Ended July 31, 2002

Cash Flows from Operating Activities:

Net income 106

Adjustments to reconcile net income
to net cash provided by operating activities:

  Changes in assets and liabilities:

Commissions receivable	34,310
Due from shareholder	402,878
Accounts payable	19,355
Total Adjustments to Net Income	456,543

Net Cash Provided by Operating Activities	456,649
Net Increase in Cash and Cash Equivalents	456,649
Cash and Cash Equivalents - Beginning of Year	71,857
Cash and Cash Equivalents - End of Year	528,506

Cash and cash equivalents are comprised of the following:

Cash in banks and short-term funds	528,506
Interest paid during year	NONE
Income tax paid during year	1,379

The accompanying notes are an integral part of these financial statements.

Vail Securities Investment, Inc.
Notes to the Financial Statements
July 31, 2002

1. Organization and Nature of Business

   Vail Securities Investment, Inc. (the "Company") is a broker-dealer registered with the U.S. Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the National Association of Securities Dealers (the "NASD"). The Company is incorporated in Colorado.

2. Summary of Significant Accounting Policies

   A. Basis of Presentation

      The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

   B. Securities Transactions

      Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

      Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

      Marketable securities are valued at market value, and securities not readily marketable are valued at cost. There were no marketable securities at July 31, 2002.

   C. Commissions

      Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

   D. Statement of Cash Flows

      For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

   E. Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Cash and Securities Segregated Under Federal and Other Regulations**

As required by the Securities Exchange Act of 1934, the Company maintains a reserve bank account and specifically identified certificates of deposits for the exclusive benefit of customers. At July 31, 2002, the Company had a reserve requirement of $-0-.

4. **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At July 31, 2002, the Company had net capital, as adjusted, of approximately $590,395 as opposed to a net capital requirement of $100,000. The percentage of aggregate indebtedness to net capital was 0.3% and the percentage of debt to debt-equity was 98%.

5. **Earnings Per Share**

Earnings per share of common stock was computed by dividing net income by the 110 shares of common shares outstanding for the period August 1, 2001 through July 31, 2002.

6. **Related Party Transactions and Significant Customer**

The Company is 100% owned and operated by a sole shareholder. The shareholder is a major customer of the Company and is the primary broker.

Commissions of $487,000 were paid to the sole shareholder by the Company for the fiscal year ended July 31, 2002.

7. **Due from Shareholder**

The Company has $270,148 due from its sole stockholder at July 31, 2002, with no fixed terms of repayment.

8. **Income Taxes**

The Company had taxable income for the year ended July 31, 2002 of approximately $8,900, with an estimated federal and state income tax liability of $1,379.

9. **Concentration of Credit Risk**

The Company maintains certain of its cash balances with one financial institution located in Vail, Colorado. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At July 31, 2002, the Company's uninsured cash balances totaled $131,290. The difference between the bank balance and the amounts reported as cash and cash equivalents on these financial statements is comprised of outstanding items that have not cleared the banks at July 31, 2002.

Vail Securities Investment, Inc.
Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
July 31, 2002

Computation of Basic Net Capital Requirements:

Total ownership equity	935,488
Deduct: Non-allowable assets	(364,448)
Net capital	571,040
Aggregate indebtedness	19,355
Minimum net capital required (6 2/3% of aggregate indebtedness)	1,290
Minimum dollar net capital requirement	100,000
Net capital requirement	100,000
Excess net capital	471,040
Excess net capital at 1,000%	569,104

Reconciliation with Company's Computation
included in Part II of Form X-17-a-5 as of July 31, 2002:

Net capital as reported in Company's Part II FOCUS Report	590,395
Net audit adjustments affecting net capital:	
Adjustment for accounts payable	(19,355)
Net capital at July 31, 2002	571,040

Vail Securities Investment, Inc.
Schedule II
Computation for Determination of Reserve Requirements under Rule 15c3-3
of the Securities and Exchange Commission
July 31, 2002

	Credits	Debits
Free credit balances and other credit balances in customers' security accounts	-	-
Customer failed to receive	-	-
Failed to deliver customer securities not older than 30 calendar days	-	-
Debit balances in customers' cash accounts excluding unsecured accounts and accounts doubtful of collection, less 1% haircut	-	-
Total	NONE	NONE
Excess of total credits over debits		NONE
Amount required to be on deposit in the Reserve Accounts - 105% of excess total credits over debits		NONE
Amount on deposit in Reserve Accounts at July 31, 2001		NONE
Unrestricted amount on deposit in Reserve Accounts at July 31, 2001		NONE
Reconciliation with Company's Computation included in Part II of Form X-17-a-5 as of July 31, 2001		NONE

Vail Securities Investment, Inc.
Schedule III
Information for Possession or Control Requirements
under
Rule 15c3-3 of the Securities and Exchange Commission
July 31, 2002

Market valuation and the number of items of:

1. Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified in Rule 15c3-3.

    A.   Number of items   **None**

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

    A.   Number of items   **None**



McMahan and Associates, L.L.C.
Certified Public Accountants and Consultants

SUITE 222/AVON CENTER
100 WEST BEAVER CREEK BLVD.
P.O. BOX 5850 AVON, CO 81620

WEB SITE: WWW.MCMAHANCPA.COM
TELEPHONE: (970) 845-8800
FACSIMILE: (970) 845-0851
E-MAIL: MCMAHAN@MCMAHANCPA.COM

INDEPENDENT AUDITORS REPORT on INTERNAL CONTROL STRUCTURE
REQUIRED by SECURITIES and EXCHANGE COMMISSION RULE 17-a5
for a BROKER-DEALER CLAIMING an EXEMPTION from RULE 15c3-3
of the SECURITIES and EXCHANGE COMMISSION

To the Board of Directors
Vail Securities Investment, Inc.
Vail, Colorado

In planning and performing our audit of the financial statements supplemental schedules of Vail Securities Investment, Inc. (the "Company") for the year ended July 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons.

2.   Recordation of differences required by rule 17a-13.

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Performing services throughout Colorado

D. Jerry McMahan, C.P.A.
Paul J. Backes, C.P.A.

Daniel R. Cudahy, C.P.A.
Michael N. Jenkins, C.A., C.P.A.

Members: American Institute of Certified Public Accountants/Colorado Society of Certified Public Accountants

INDEPENDENT AUDITORS REPORT on INTERNAL CONTROL STRUCTURE
REQUIRED BY SECURITIES and EXCHANGE COMMISSION RULE 17-a5
for a BROKER-DEALER CLAIMING an EXEMPTION from RULE 15c3-3
of the SECURITIES and EXCHANGE COMMISSION
(Continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

McMahan and Associates, LLC.

McMahan and Associates, L.L.C.
August 27, 2002

Vail Securities Investment, Inc.
Vail, Colorado

July 31, 2002